Jason R. Norton	Facsimile:
(212)446-4793	(212)446-6460
July 12, 2006
BY HAND AND VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joshua Ravitz
Jeffrey Jaramillo
Max A. Webb
	Re:	Network Communications, Inc.
Form S-4 File No. 333-134701
Ladies and Gentlemen:
     On behalf of Network Communications, Inc., a Georgia corporation (the “Company”), enclosed are copies of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes to the Registration Statement filed with the Commission on June 2, 2006. The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 29, 2006 (the “Comment Letter”). The Registration Statement also reflects other changes that are intended to update, clarify and render more complete the information contained therein.
     Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given in the Registration Statement. All references to page numbers and captions in the Company’s responses to the Staff’s comments correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 1.

London	Los Angeles	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
July 12, 2006

General
Prospectus Summary
1.	We note that the summary from pages 1 through the Business Strategy section on page 4 is substantially similar to the Business section appearing on pages 48 through the Business Strategy section on page 51. In addition, the Recent Acquisitions and New Products section on pages 4 and 5 is substantially similar to the Recent Acquisitions and New Products section on pages 61 and 62. The summary should not merely repeat the text of the prospectus. Please rewrite this section to provide a brief overview of key aspects of the business and offering. Consider including information on competition as described on pages 59 to 60, as well as recent changes to your company’s organization and recent refinancing transactions as described on pages 36 to 37.

In response to the Staff’s comment, the Company has modified the disclosure on pages 1-5.
2.	Revise the last sentence of the first paragraph under Our Company to disclose your net income/loss for the fiscal year ended March 26, 2006.

In response to the Staff’s comment, the Company has modified the disclosure on pages 1, 35 and 50 to disclose its net loss for the fiscal year ended March 26, 2006.

3.	Nothing in the summary explains why you lost money last year. Please revise to explain how this happened.

In response to the Staff’s comment, the Company has incorporated additional disclosure on pages 1, 35 and 50 to explain why the Company lost money during the fiscal year ended March 26, 2006.

4.	We note from page 2 that your fleet of nine trucks delivered more than 130 million books to over 650 markets in the U.S. and Canada in fiscal year 2006. However, you identify 119.4 million to 124.9 million books and magazines circulated to 634 markets in the chart on the top of page 55. Please revise to eliminate or otherwise explain this discrepancy. In addition, if some markets are geographically overlapping, but represent markets for different products, please identify this fact in an appropriate place in the prospectus.

In response to the Staff’s comment, the Company has modified the disclosure on pages 1, 35 and 50 to reflect the existence of markets that overlap. Additionally, the Company has updated the table on page 57 to reflect custom publications.

Securities and Exchange Commission
July 12, 2006

Supplementally for the information of the Staff, from time to time, the Company publishes magazines for certain larger real estate brokers. These custom publications were originally omitted from the table on page 57 since no specific cycle applies to these magazines.
Competitive Strengths, page 2
5.	Please remove the word “Profitability” from the heading near the bottom of page 2.

In response to the Staff’s comment, the Company has modified the disclosure on pages 3 and 51 to remove the word “Profitability” from the heading.

6.	In place of the CAGR, please disclose the annual growth rate for each year both for the statistic including acquisitions and for the organic number.

In response to the Staff’s comment, the Company has modified the disclosure on pages 3 and 51 to disclose the annual growth rate for each year both for the statistic including acquisitions and for the organic number.
Portfolio of Strong, Established Brands, page 3
7.	Either file a consent for BPA International or confirm that its findings are publicly available and not provided just for you for a fee.

In response to the Staff’s comment, the Company has obtained a consent letter from BPA Worldwide, Inc. Such consent is attached as Exhibit 23.2 to the Registration Statement.

8.	Please spell out the abbreviation EBITDA when it first appears on page 3. Similarly, please define the abbreviation CVC when it first appears on page 21.

In response to the Staff’s comment, the Company has modified the disclosure on pages 1 and 4, respectively, to define the abbreviation CVC and to spell out the abbreviation EBITDA when they each first appear.
Summary Consolidated Financial Information and Operating Data, page 11
9.	Please revise the table here to include all items under the heading “Statement of Operations Data” in the table on page 32. Specifically, show net interest (expense) income, realized (loss) gain derivative, net miscellaneous other income (expense), (provision) benefit for income taxes, and net income (loss).

Securities and Exchange Commission
July 12, 2006

In response to the Staff’s comment, the Company has modified the disclosure on page 11 to include all items under the heading “Statement of Operations Data,” namely, net interest (expense) income, realized (loss) gain on derivative, miscellaneous other income, (provision) benefit for income taxes and net income (loss).

10.	We note from footnote 1 on page 11 that the consolidated financial data for the combined fiscal year ended March 27, 2005 has been derived from the audited consolidated financial statements of your predecessor and successor entities. Since the predecessor and successor financial data are presented on a different cost basis, it is not appropriate to present combined financial data for the predecessor and successor entities. Please revise to separately disclose financial data for the predecessor and successor entities. Please also revise your MD&A Results of Operations and Liquidity section so it is consistent with the presentation in your consolidated statements of operations on page F-5 and consolidated statement of cash flows on page F-7.

In response to the Staff’s comment, the Company has revised the table on page 11 to separately disclose financial data for the predecessor and successor entities. In addition, the Company has also added disclosure on pages 35-37 that reflects the change in accounting basis between the predecessor and successor financial data and the events that contribute to the change in the cost basis.
Risk Factors
We will have a substantial amount of indebtedness, page 12
11.	You indicate that you will have an additional $35 million available under your committed senior secured revolving credit facility. However, on page 5 you indicate that you also have available $75 million in uncommitted incremental term loans. Please revise to provide this information, as well.

In response to the Staff’s comment, the Company has modified the disclosure on page 13 to provide this information.

12.	Also please indicate the dollar amount and percentage of your debt which is at floating rates.

In response to the Staff’s comment, the Company has modified the disclosure on page 13 to indicate the dollar amount and percentage of the debt which is at floating rates.

Securities and Exchange Commission
July 12, 2006

The Notes are not secured by our assets, page 14
13.	You state that lenders under your senior secured credit facility will have priority over noteholders. However, on page 9 you state that noteholders will rank equally in right of payment to future senior indebtedness, including indebtedness under your new senior secured credit facility. Please revise as appropriate to eliminate this discrepancy.

The disclosure on pages 15-16 states that the “Notes will be effectively subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness” (emphasis added). Because the Company’s lenders under its senior secured credit facility are secured, they have priority over the noteholders in the assets that secure the senior secured credit facility. Therefore, the Company believes that the disclosure is correct as currently drafted.
Not all of our subsidiaries may be guarantors, page 15
14.	It appears that the first sentence should be the heading of this risk factor. Please revise.

In response to the Staff’s comment, the Company has modified the disclosure on page 16 to make the first sentence the new heading of this risk factor.

15.	You indicate that, under certain circumstances, future guarantor subsidiaries may be released from their guarantees without describing how they come to guarantee the notes in the first place. Please revise to provide this information.

In response to the Staff’s comment, the Company has modified the disclosure on page 16 to provide the requested information and its related source.
We depend on individual agents, page 17
16.	You indicate here that “[e]xisting home sales have remained relatively flat for the past five years” while on page 2 you state that “[t]he real estate industry, including the market for existing homes, continues to show robust, long-term growth”. Please revise to eliminate this inconsistency.

In response to the Staff’s comment, the Company has modified the disclosure on page 18 to eliminate this inconsistency.

Securities and Exchange Commission
July 12, 2006

We will be exposed to risks, page 20
17.	This risk factor begins, “Following the registration of the Old Notes”. Please revise to change to New Notes or advise.

In response to the Staff’s comment, the Company has modified the disclosure on page 21 to reflect the proper term.
We are controlled by principal equity holders, page 21
18.	We note from your disclosure on pages 21 and 72 that CVC and its affiliates beneficially own securities representing approximately 88% of your voting equity interests, giving them the ability to control the Company’s operations and control decisions affecting your capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs, and the declaration of dividends. Please disclose the nature of this control relationship in the notes to your audited financial statements. Refer to the requirements of paragraph 2 of SFAS No. 57.

In response to the Staff’s comment, the Company has modified the disclosure on pages F-9 and F-10 to disclose the nature of this control relationship in the notes to its audited financial statements.
Forward-Looking Statements, page 22
19.	Either delete the first sentence of this section or expand it to clarify that the safe harbor offered by the Private Securities Litigation Reform Act does not apply to this prospectus.

In response to the Staff’s comment, the Company has modified the disclosure on page 23 to delete the first sentence of this section.
Use of Proceeds, page 23
20.	Please disclose the interest rates of the loans paid off or retired with proceeds from the offering of Old Notes.

In response to the Staff’s comment, the Company has modified the disclosure on page 24 to disclose the interest rates of the loans paid off or retired with proceeds from the offering of Old Notes.

Securities and Exchange Commission
July 12, 2006

Terms of the Exchange Offer, page 24
21.	Prior to the effective date of the registration statement, please provide a supplemental letter to us:
•	stating that you are registering the exchange offer in reliance on the staff positions enunciated in Exxon Capital Holdings Corp. (avail. April 13, 1995), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993); and

•	including the supplemental representations to the staff outlined in the Morgan Stanley and Shearman & Sterling no-action letters.
In response to the Staff’s comment, the Company agrees to provide the Staff with a supplemental letter stating that it is registering the exchange offer in reliance on the Staff positions enunciated in Exxon Capital Holdings Corp. (avail. April 13, 1995), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993), including the supplemental representations to the Staff outlined in the Morgan Stanley and Shearman & Sterling no-action letters prior to the effective date of the Registration Statement.

22.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

In response to the Staff’s comment, the Company confirms supplementally that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, the Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

23.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

In response to the Staff’s comment, the Company confirms that the offer will be open at least through midnight on the twentieth business day in accordance with Rule 14d-1(g)(3).

Securities and Exchange Commission
July 12, 2006

24.	We note your disclosure from page 25 that Old Notes may not be accepted for exchange “because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise”. Please revise to remove “otherwise” or to specify any other reasons why the Old Notes may not be accepted for exchange.

In response to the Staff’s comment, the Company has modified the disclosure on page 26 to eliminate the word “otherwise”.

25.	You reserve the right “to delay accepting any Old Notes” on page 25. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Supplementally for the information of the Staff and pursuant to the telephone conversation of July 10, 2006 between Joshua Ravitz and Jason R. Norton, the Company advises the Staff that the disclosure on page 26 states that the Company reserves the right, in its sole discretion, “to delay accepting any Old Notes” in the event that “any of the conditions below under the heading “Conditions to the Exchange Offer” shall have not been satisfied.” Therefore, the Company believes that the disclosure, as drafted, is responsive to the Staff’s comment.
Acceptance of Outstanding Old Notes for Exchange, page 27
26.	We note your disclosure indicating that the exchange agent will promptly return certificates that are not accepted for exchange. Rule 14e-l(c) requires that you exchange the notes or return the old notes promptly upon expiration or termination of the offer, as applicable. Please revise here and throughout the filing, as necessary, to indicate that you will also exchange the notes promptly.

In response to the Staff’s comment, the Company has modified the disclosure on page 28 to indicate that it will also exchange the notes promptly.

27.	In addition, please revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance.

In response to the Staff’s comment, the Company has modified the disclosure on page 28 to state that the Company will issue the new notes or return the old notes promptly after expiration rather than after acceptance.

Securities and Exchange Commission
July 12, 2006

Selected Consolidated Financial and Operating Data, page 32
28.	In accordance with Instruction 2 to Item 301 of Regulation S-K, please revise to describe or cross-reference to a discussion of the factors that materially affect the comparability of the information reflected in your consolidated selected financial data.

In response to the Staff’s comment, the Company has modified the disclosure on page 33 to cross-reference to a discussion of the factors that materially affect the comparability of the information reflected in your consolidated selected financial data.

29.	Please label the “Period from June 28, 2002 to March 30, 2003” column as Predecessor rather than Pre-Predecessor and the “Fiscal Year Ended March 31, 2002” column as Pre-Predecessor in your table on page 32, to be consistent with your description in Note 1 to your financial statements and Exhibit 12.1.

In response to the Staff’s comment, the Company has modified the table on page 33 to be consistent with similar presentation throughout the document.

30.	Please add a bold line between the “Period from March 29, 2004 to January 6, 2005” column and the “Period from January 7, 2005 to March 27, 2005” column in your table on page 32 and in your consolidated statement of operations on page F-5 to clearly denote that a change in basis occurred. A bold line should also be provided between the “Period from April 1, 2002 to June 27, 2002” column and the “Period from June 28, 2002 to March 30, 2003” column in your table on page 32.

In response to the Staff’s comment, the Company has added the bold lines on page 33 to denote that a change in basis occurred.
Business, page 48
General
31.	Please revise this section to describe the general development of your business, its subsidiaries, and any predecessor(s) during the past five years. Information should be disclosed for earlier periods if material to an understanding of the general development of the business. Please describe other material changes to your business over the last five years. Consider changes in your reliance on TREB for revenue, the pay down in your level of indebtedness, changes in your distribution network, and changes in paper costs.

Securities and Exchange Commission
July 12, 2006

In response to the Staff’s comment, the Company has added a description on the transition of our business over the past few years on page 50.

32.	Please revise throughout the filing to delete or provide substantiation for the following statements: on page 48 you state that you “generate the highest number of quality leads at the lowest cost” for your advertisers compared to competitive media outlets; on page 51 you state that LivingChoices.com is “one of the most popular online destinations for consumers searching for homes and apartments” and that “[i]ncreasingly, classified advertising has shifted to target media companies like NCI.”; and on page 56 you state that "[i]ts readers regard Black’s Guide as the authoritative source of information on office buildings, flex projects (joint office/industrial space) and industrial buildings.”

In response to the Staff’s comment, the Company has modified the disclosure on pages 1, 4, 51, 53 and 58 to address these issues.
Overview, page 48
33.	You indicate at the bottom of page 48 and top of page 49 that you operate five Zirkon presses that produce your publications. However, you indicate on pages 35 and 40 that some portion of your costs are paid to third-party printers to print books not done at your Georgia production facility. Please describe what portion of your publications are printed on your own presses and what portion are printed by third-party printers.

In response to the Staff’s comment, the Company has modified the disclosure on pages 2 and 51 to describe what portion of its publications are printed on the Company’s own presses and what portion are printed by third-party printers.

34.	In addition, please indicate whether or not you own the Zirkon presses. If not, describe any leasing or other arrangement involving the presses.

In response to the Staff’s comment, the Company has modified the disclosure on pages 2 and 51 to indicate that the Company owns its Zirkon presses.
Industry Dynamics, page 49
35.	We note that your disclosure here is duplicated by the disclosure beginning on page 52 under Industry Dynamics. Please revise to eliminate the duplicative sections.

In response to the Staff’s comment, the Company has modified the disclosure on page 51 to eliminate the duplicative sections.

Securities and Exchange Commission
July 12, 2006

Industry Dynamics, page 52
36.	We note your disclosure that management companies use specialty publications such as Apartment Finder “to attract potential residents to their communities” and that the communities “most widely represented” are in North Carolina, Georgia, South Carolina, Florida, Texas, and California. Please revise to clarify whether these states have more management companies than other states or whether management companies in these states use specialty publications like Apartment Finder more than management companies in other states.

In response to the Staff’s comment, the Company has modified the disclosure on page 54 to represent Apartment Finder’s presence based on revenue as a percentage of the total Apartment Finder revenue generated in each state.
37.	Please provide sources for all statistical information presented in the filing, including for the chart on the top of page 53.

In response to the Staff’s comment, the Company has supplementally for the benefit of the Staff provided the sources for all statistical information presented in the filing, including for the chart on the top of page 55.
Real Estate Demographics, page 53
38.	We note from page 54 that you have a “strong presence” in North Carolina, Georgia, South Carolina, Florida, Texas, and California. However, you only provide the basis for this claim regarding Georgia, which you indicate on page 55 accounts for 12.7% of TREB’s 2006 revenue. Please provide similar information for the other states, above, or otherwise provide a basis for this statement.

In response to the Staff’s comment, the Company has modified the disclosure on page 54 to represent TREB’s presence based on revenue as a percentage of the total TREB revenue generated in each state.
The Real Estate Book, page 55
39.	You indicate that “TREB is the only free-to-the-public real estate publication whose circulation is independently audited and verified through BPA International.” Further, you refer to BPA International throughout the filing. In an appropriate place in the prospectus, please describe what BPA International is.

Securities and Exchange Commission
July 12, 2006

In response to the Staff’s comment, the Company has modified the disclosure on page 57 to describe BPA Worldwide, Inc.
Apartment Finder, page 56
40.	We note that one of your key objectives is to expand Apartment Finder into major metropolitan markets. Please discuss the steps that will be necessary to accomplish this, including your estimated cost of doing so and, if practicable, your timeline.

In response to the Staff’s comment, the Company has modified the disclosure on page 58 to reflect our expectations for investment in Apartment Finder.
Online Complementary Services, page 57
41.	We note your disclosure here that you have “significant long-term relationships” with LendingTree, Lycos, and Earthlink, and your disclosure on page 34 that you distribute your content “on an exclusive basis to more than ten online distribution partners, including RealEstate.com, BobVila.com and Lycos.com”. Please describe the nature of these relationships. For example, what does it mean that they are all exclusive relationships? How do you pay these entities to distribute your content? Do you otherwise advertise on these or other websites? In addition, please include all material contracts with such partners as exhibits or advise.

In response to the Staff’s comment, the Company has modified the disclosure on page 36 to remove references to exclusivity. The Company has also added disclosure on page 60 to provide insight into the nature of the relationships and how these entities are compensated for their partnerships with our company.
Intellectual Property, page 59
42.	We note that you have 43 trademarks in total. Please describe the importance, duration, and effect of all patents, trademarks, licenses, franchises, and concessions held which you believe are material to your business.

In response to the Staff’s comment, the Company has modified the disclosure on page 61 to provide additional insight into our intellectual property.
Directors and Executive Officers, page 64
43.	Please provide the principal occupations and employment in the last five years for all directors and executive officers, including the name and principal business of any

Securities and Exchange Commission
July 12, 2006

corporation or other organization in which such occupations and employment were carried on. For example, you indicate that Scott Dixon joined your firm in 1995, but do not indicate the position(s) he held until becoming Senior Vice President and President of the Real Estate Area in May 2004. In addition, you indicate that Edward Barnes was Vice President of Sales for Reed Business Information from January 2003 to August 2004 prior to joining your firm, but do not indicate his principal occupation and employment before that time.

In response to the Staff’s comment, the Company has modified the disclosure on pages 66-67 to reflect the principal occupations and employment for Scott Dixon and Edward Barnes.
44.	In addition, please indicate how long David Thomas, Ian Highet, and Clayton Albertson have had their current positions with GHMC and CVC.

In response to the Staff’s comment, the Company has modified the disclosure on page 67 to indicate length of service of our directors in their current positions with GMHC and CVC.
45.	Finally, please provide any other directorships held by each director.

In response to the Staff’s comment, the Company advises the Staff that the directors hold no other directorships other than those disclosed in the Registration Statement.
Employment Agreements, page 66
46.	We note from the disclosures on pages 67 and 68 that certain officers of the Company who obtained shares of the Company’s parent under the terms of their employment agreements are entitled to acquire additional shares of the Company’s parent. Please tell us whether any compensation expense has been reflected in the Company’s financial statements as a result of these transactions. If so, please explain how any expense recognized was determined. If no such expense was recognized, please explain why. We may have further comment upon receipt of your response.

In response to the Staff’s comment, the Company has modified the disclosure on pages 69-70 to provide a status on the officers stock purchase opportunity. The details of this plan have not been finalized, however, we expect that the structure will be an outright purchase of the Class A common equity. Therefore, no compensation expense has been recorded in the Company’s financial statements.

Securities and Exchange Commission
July 12, 2006

Gerard Parker, page 67
47.	You indicate that Gerard Parker is “entitled to receive an annual bonus of up to 50% of his average salary”. However, on pages 68 and 69, you indicate that “[t]he target bonus ranges from 20% to 40% of each participant’s salary.” In addition, the bonuses listed in the chart on page 69 for Gerard Parker and Scott Dixon are equal to 50% of their salaries. Please revise to eliminate this discrepancy or advise.

In response to the Staff’s comment, the Company has modified the disclosure on page 70 to eliminate this discrepancy.
Certain Relationships and Related Transactions, page 70
48.	Please disclose in the Company’s financial statements that the Company paid CVC a $3.0 million transaction fee for advisory services in connection with the acquisition of the Company and explain how this fee was accounted for in the Company’s financial statements. Refer to the requirements of paragraph 2 of SFAS No.57.

In response to the Staff’s comment, the Company has modified the disclosure on pages 72, F-9 and F-10 to explain how this fee was accounted for in its financial statements.
New Senior Secured Credit Facilities, page 73
49.	Disclose the applicable margins in the second paragraph of this section.

In response to the Staff’s comment, the Company has modified the disclosure on page 75 to reflect the applicable margins.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-4
50.	Please revise to include Schedule II with respect to the Company’s allowance for doubtful accounts for all periods presented. Note that this schedule should be subject to examination by the independent registered accountants. Refer to the requirements outlined in Rule 5-04 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 to include Schedule II with respect to the Company’s allowance for doubtful accounts for all periods presented.

Securities and Exchange Commission
July 12, 2006

Consolidated Statements of Operations, page F-5
51.	Since it appears that a portion of depreciation expense is excluded from your determination of gross profit, please revise to separately disclose on the face of your statements of operations the amount of depreciation expense reflected in selling, general, and administrative expense for each period presented. Refer to the guidance outlined in SAB Topic 11:B.

In response to the Staff’s comment, the Company has revised its statement of operations to separately disclose depreciation expense included in selling, general and administrative expense on page F-5.
Note 1. Organization and Basis of Presentation, page F-9
52.	We note from your disclosure that the acquisition of NCI was funded through the issuance of 17,524,091 shares of GMHC series L common stock valued at $192.7 million, 1,079,863 GMHC shares of series A common stock valued at $1.1 million, and the issuance of term loans and senior subordinated debt of $148.7 million and $55.0 million, respectively. Please tell us how you determined the value assigned to the 17,524,091 shares of GMHC series L common stock and the 1,079,863 GMHC shares of series A common stock issued in the above transactions, and explain how your valuation of these shares complied with the guidance outlined in paragraphs 20 through 23 of SFAS No.141. Furthermore, in MD&A discuss the significant assumptions and methodologies used in determining their fair value. As part of these disclosures, please indicate whether the valuation was prepared by an independent third party or by management. We may have further comment upon receipt of your response and our review of your revised disclosures.

In response to the Staff’s comment, the Company has modified the disclosure on pages F-9 and F-10 to discuss the stock acquisition of GMHC on January 7, 2005 for $383.9 million in cash. The consideration was funded through proceeds from debt and equity instruments. The series L common equity carries a preference on liquidation over the series A common equity. The valuation of our common equity is based on our investors’ expected return per share and preference on liquidation.

The Company has added disclosure on pages 35 and F-10 to describe methodologies used in determining the fair values of the assets acquired in the January 7, 2005 transaction.

Securities and Exchange Commission
July 12, 2006

Supplementally for the information of the Staff, in valuing acquired assets and assumed liabilities, fair values are based on, but are not limited to: future expected cash flow; comparative analysis with similar organizations within the industry; historical experience with customer relationships; current replacement cost for similar capacity for certain fixed assets; market assumptions for contractual obligations; settlement plans for litigation and contingencies; and appropriate discount rates and growth rates. The revaluation created a change in accounting basis for our property, equipment, software, all intangible assets and debt obligations.
53.	Please reconcile the purchase price of $390.6 million disclosed on page F-9 to the $243,224,389 net purchase price allocation amount disclosed on page F-10.

In response to the Staff’s comment, the Company has modified the table on page F-10 to reconcile the purchase price. The net purchase price amount has been removed to avoid confusion regarding the total purchase price.
54.	We note from your disclosure on page F-10 that goodwill associated with the NCI acquisition transaction comprises over fifty percent of the total purchase price allocation. Considering the overall significance of the goodwill recognized in your financial statements, please disclose and explain in detail the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in the NCI acquisition. Refer to paragraph 35 through 46, 51(b) and appendix A of SFAS No. 141 for guidance. Please also provide similar disclosure for the acquisitions described in Note 5 to your financial statements. We may have additional comments after receipt of your response.

In response to the Staff’s comment, the Company has modified the disclosure on pages F-10 and F-18 to provide additional insight into the goodwill recognized and the factors that contribute to our decisions on acquiring publications and the related price.
55.	With respect to the NCI acquisition transaction disclosed on page F-9 and F-10, please revise your financial statements to include the disclosures required by paragraph 52(a) of SFAS No. 141. Also, please revise your financial statements to disclose the amount of goodwill expected to be deductible for tax purposes as required by paragraph 52(c) of SFAS No. 141 and provide the pro forma disclosures required by paragraph 54 and 55 of SFAS No. 141.

Securities and Exchange Commission
July 12, 2006

In response to the Staff’s comment, the Company has modified the disclosure on pages F-10 and F-11 to reflect the goodwill deductible for tax purposes and the pro forma disclosure required by SFAS No. 141.

Supplementally for the information of the Staff, tangible and intangible assets acquired were revalued based on the work of an independent valuation specialist. Comparative analysis with similar organizations in our industry as well as the entity’s local and national relationships were considered in arriving at the relative fair values.
Note 2. Summary of Significant Accounting Policies
Software Development Costs, page F-12
56.	We note your disclosure indicating that software development costs capitalized include the costs of conversion of old data to new systems. Please clarify how your capitalization of conversion costs complies with the guidance outlined in paragraphs 21 and 22 of SOP 98-1. In this regard, paragraph 22 of SOP 98-1 indicates that data conversion costs should generally be expensed as incurred except as outlined in paragraph 21 of SOP 98-1. Please advise or revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page F-13 to eliminate the discrepancy regarding conversion costs. The Company expenses conversion costs as incurred in accordance with SOP 98-1.
Intangible Assets, page F-13
57.	We note your disclosure on page F-13 indicating that advertiser lists, consumer databases, and independent distributor agreements are amortized over periods of up to 22, 17, and 15 years, respectively. Please tell us and explain in further detail in the notes to your financial statements how you determined the estimated useful lives over which to amortize these categories of intangible assets to expense. As part of your response, you should explain in detail why you are using amortization periods of up to 22 years for advertiser lists when disclosures provided on page 3 and elsewhere in the registration statement indicate that your advertisers have a contract renewal rate of approximately 75% annually. We may have further comment upon receipt of your response.

In response to the Staff’s comment, the Company has added disclosure on pages 37, F-13 and F-14 to explain in further detail how estimated useful lives are determined. These lives were developed by an independent third party valuation specialist.

Securities and Exchange Commission
July 12, 2006

Company attrition history as it relates to advertisers as well as revenue growth rates are considered in determining the estimated useful lives. It is also our experience that certain geographical areas for certain magazines experience a lower advertiser attrition rate than the Company’s average. The 75% renewal rate mentioned in the prospectus is an average of all territories with varying economic impact and real estate advertising needs.
Revenue Recognition and Unearned Revenue, page F-14
58.	Please tell us and clarify in your revenue recognition policy any differences in revenue recognition for direct sales made by the Company and sales through the network of independent distributors.

In response to the Staff’s comment, the Company has modified the disclosure on page F-15 to indicate consistent revenue recognition policy for print and online products within Company-managed and ID-managed territories. Specifically, print revenue is recognized when publications are delivered and available for consumer consumption for both direct sales and sales through our network of independent distributors. Revenue for online sales is recognized ratably during the period in which the online advertisements are maintained on the website for both direct sales and sales through our network of independent distributors.
Note 5. Acquisitions, page F-17
59.	Please revise to include the disclosures required by paragraphs 51 through 56 of SFAS No.141, as applicable, with respect to the acquisition transactions that occurred during the fiscal year ended March 28, 2004.

In response to the Staff’s comment, the Company has modified the disclosure on pages F-17 and F-18 to add the acquisition transactions that occurred during the year ended March 28, 2004.
Note 10. Long-Term Debt
Senior Subordinated Debt, page F-24
60.	Please tell us and explain in Note 10 how you calculated or determined the amount of the debt proceeds allocated to the warrants issued in connection with your senior subordinated debt.

Securities and Exchange Commission
July 12, 2006

In response to the Staff’s comment, the Company has modified the disclosure on page F-28 to explain how the value assigned to the warrants were determined. The valuation was prepared by an independent third party valuation specialist as of January 7, 2005. There has been no significant change in the fair value of our equity over the last 18 months to expect that the value of the warrants would change.
Refinancing, page F-25
61.	We note from your disclosure that the proceeds from your Refinancing were used to repay the outstanding balances under the Term A, Term B, Term C loans, and $30.0 million of the senior subordinated debt. In this regard, please disclose the amount, if any, of debt extinguishment gain / loss and associated expense incurred along with a description as to how these amounts were calculated /determined and the line item in the statement of operations where these amounts are classified.

In response to the Staff’s comment, the Company has modified the disclosure on page F-28 to disclose that no extinguishment gain or loss resulted from the refinancing. The structure of the prior debt did not require any prepayment penalties.
Note 11. Stockholder’s Equity, page F-28
62.	Please enhance your disclosure to explain in detail the nature of your recapitalization transaction reflected in your consolidated statement of stockholder’s equity for the period ended March 27, 2005 in the amount of $194,378,446. As part of your response and revised disclosure, please explain how the $194,378,446 recapitalization amount was calculated or determined,

In response to the Staff’s comment, the Company has modified the disclosure on page F-30 and F-31 to discuss the composition of the $194.4 million capitalized on its financial statements. The $194.4 million is comprised of the value assigned to the class L and class A series common stock as well as the warrants on GMH’s financial statements; which is also reflected on NCI’s consolidated financial statements.
63.	Please enhance your disclosure to explain in detail the nature of your “refinancing” transaction reflected in your consolidated statement of stockholder’s equity for the period ended January 6, 2005 for $56,397,876. As part of your response and revised disclosure, please explain how the $56,397,876 refinancing amount was calculated or determined. Also reconcile the $56,397,876 refinancing amount in your consolidated statement of stockholder’s equity for the period ended January 6, 2005 with the $61,553,841 “Equity

Securities and Exchange Commission
July 12, 2006

(distribution)/capitalization” amount disclosed in your consolidated statement of cash flow for the period from March 29, 2004 to January 6, 2005.

In response to the Staff’s comment, on June 24, 2004, NCI entered into a refinancing agreement with its existing lenders to repay current debt balances and enter into new debt agreements providing the Company with additional capital. A portion of the proceeds of the refinancing was used to pay dividends to the shareholders of NCI’s parent, Gallarus Media Holdings (“GMH”). Specifically, a common equity cash dividend of $56,397,876 and a preferred equity cash dividend of $5,231,243 were paid to the Gallarus shareholders. As NCI provided the funds for this transaction, a permanent equity contribution of $61,629,119 to GMH was recorded in NCI’s financial statements. In preparing, the Consolidated Statement of Stockholder’s equity for the Form S-4 filing, the preferred equity component of $5,231,243 million was inadvertently omitted. The omission identified by the Staff, only affects the January 6, 2005 (Predecessor) stockholder’s equity balance with no further impact to any of the Company’s Balance Sheets, Statements of Operations, Statements of Cash Flows or the related notes. As noted by the Staff in the comment above, the Statement of Cash Flows does properly reflect the $61,629,119 equity distribution. In addition, it is important to note that on January 7, 2005 (Successor), NCI and its parent were acquired by CVC and subsequently recapitalized as further explained in the footnotes to the Consolidated Financial Statements.

Based upon the facts noted above, coupled with the quantitative and qualitative factors analyzed including the above noted change in ownership and the ultimate users of our financial statements, it is the Company’s position that the inadvertent omission noted above is not material to the Consolidated Statement of Equity and thus does not warrant restatement within Amendment No. 1.
Legal Opinion, Exhibit 5.1
64.	We note that Kirkland & Ellis LLP “expresses no opinion as to the applicability of, compliance with, or effect of... any applicable laws of the State of New York”. Please revise to opine on the laws of the state governing the indenture, which in this case is New York.

In response to the Staff’s comment, the Kirkland & Ellis, LLP has deleted this clause from its opinion.

Securities and Exchange Commission
July 12, 2006

65.	You may not assume either the authority of persons signing on behalf of the registrant or the authorization by the registrant, both of which appear to be governed by Georgia law. Please revise.

In response to the Staff’s comment, Epstein Becker & Green, P.C. has provided an opinion regarding the authority of persons signing on behalf of the registrant that is filed as Exhibit 5.2 to the Registration Statement.
66.	Either delete the final sentence of the next-to-last paragraph or refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, Kirkland & Ellis, LLP will refile its opinion to reflect the date of effectiveness.
67.	In the next amendment delete the final paragraph of the opinion.

In response to the Staff’s comment, Kirkland & Ellis, LLP has deleted this paragraph from its opinion.
Consent of PricewaterhouseCoopers, LLP, Exhibit 23.1
68.	Reference is made to the first sentence in the consent of independent registered public accounting firm. Please change the report date of May 31, 2006 to the actual report dates reflected in the reports of your independent accountants of June 2, 2006. Also please provide a currently dated consent in any future amendment to the registration statement.

In response to the Staff’s comment, the report date on the independent accountants consent will reflect June 2, 2006 and an additional consent will reflect the date of the next amendment to the Registration Statement.
Confidential Treatment Requests
69.	We have received your confidential treatment requests related to this filing and will respond to them separately.

The Company understands that the Staff will respond to the Company’s confidential treatment requests separately.

Securities and Exchange Commission
July 12, 2006

     If you have any questions regarding the foregoing or the Registration Statement, please contact Jason R. Norton at (212) 446-4793 or Joshua N. Korff at (212) 446-4943.
Very truly yours,
/s/ Kirkland & Ellis LLP
KIRKLAND & ELLIS LLP
On behalf of the Registrant
Enclosures

cc:	Daniel McCarthy
Joshua N. Korff, Esq.